                                         Filed Pursuant to Rule 424(b)(3) of the
                                         Rules and Regulations Under the
                                         Securities Act of 1933
                                         Registration Statement No. 333-122678


PROSPECTUS SUPPLEMENT

(To Prospectus dated May 6, 2004)



                                   $31,100,000

                             K & F Industries, Inc.

                   7 3/4% Senior Subordinated Notes Due 2014


                          ----------------------------


     This Prospectus Supplement, together with this Prospectus, is to be used by the selling securityholders named in the Prospectus in connection with resales of the above-referenced securities



November 11, 2005

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 10-Q/A
                                (Amendment No. 1)

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            For the quarterly period ended June 30, 2005

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            Commission file number: 33-29035

                              K&F Industries, Inc.
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

            Delaware                             34-1614845
--------------------------------------------------------------------------------
 (State or other jurisdiction of    (I.R.S. Employer Identification No.)
  incorporation or organization)

   50 Main Street, White Plains, New York                       10606
--------------------------------------------------------------------------------
  (Address of principal executive offices)                    (Zip Code)

Registrant's telephone number, including area code (914) 448-2700

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

As of August 15, 2005, there were 1,000 shares of common stock outstanding.

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

                                   FORM 10-Q/A

                  FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2005

                              EXPLANATORY PARAGRAPH

This form 10-Q/A for the quarterly period ended June 30, 2005 is being filed for the purpose of restating the Company's consolidated statement of cash flows for the six months ended June 30, 2005. In the six months ended June 30, 2005, an amount of $14,682,000 was previously included in "net cash provided by operating activities" and should have been included in "net cash used in investing activities" as it relates to the payment of deferred purchase price to K&F Industries, Inc.'s prior equityholders. This restatement does not affect the total net change in cash and cash equivalents for the six months ended June 30, 2005 and has no impact on the Company's consolidated financial position or results of operations. Conforming changes have been made to management's discussion and analysis of financial condition and results of operations included in the accompanying Form 10-Q/A. See Note 16 in the notes to the condensed consolidated financial statements for further information relating to this restatement. This Form 10-Q/A has not been updated for events or information subsequent to the date of filing of the original Form 10-Q except in connection with the foregoing. Accordingly, this Form 10-Q/A should be read in conjunction with the Company's filings made with the SEC subsequent to the filing of the original Form 10-Q.

                                      INDEX

                                                                                      Page
                                                                                      ----
Part I. Condensed Consolidated Financial Information

     Item 1.      Condensed Consolidated Financial Statements (Unaudited)

                  a)   Condensed Consolidated Balance Sheets as of June 30,
                       2005 and December 31, 2004                                      3

                  b)   Condensed Consolidated Statements of Operations for
                       the six months ended June 30, 2005 and 2004
                       (Predecessor)                                                   4

                  c)   Condensed Consolidated Statements of Operations for
                       the three months ended June 30, 2005 and 2004
                       (Predecessor)                                                   5

                  d)   Condensed Consolidated Statements of Cash Flows for
                       the six months ended June 30, 2005 and 2004
                       (Predecessor)                                                   6

                  e)   Notes to Condensed Consolidated Financial Statements            7

     Item 2.      Management's Discussion and Analysis of Financial condition
                  and Results of Operations                                            17

     Item 3.      Quantitative and Qualitative Disclosures About Market Risk           27

     Item 4.      Controls and Procedures                                              28

Part II. Other Information

     Item 6.      Exhibits                                                             29

Signatures                                                                             30

                          PART I. FINANCIAL INFORMATION
                          ITEM 1. FINANCIAL STATEMENTS
                      K&F INDUSTRIES, INC. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)

                                                                                June 30,          December 31,
                                                                                  2005               2004
                                                                             ---------------    ---------------
ASSETS:
Current Assets:
  Cash and cash equivalents                                                  $     9,328,000    $     9,636,000
  Accounts receivable, net                                                        42,765,000         42,333,000
  Inventory                                                                       58,348,000         61,247,000
  Other current assets                                                             5,008,000          4,336,000
                                                                             ---------------    ---------------
Total current assets                                                             115,449,000        117,552,000
                                                                             ---------------    ---------------

Property, plant and equipment                                                    104,153,000        101,083,000
  Less, accumulated depreciation and amortization                                  6,583,000          1,491,000
                                                                             ---------------    ---------------
                                                                                  97,570,000         99,592,000
                                                                             ---------------    ---------------

Other long-term assets                                                                93,000            351,000
Debt issuance costs, net of amortization                                          24,025,000         28,768,000
Program participation costs, net of amortization                                  64,150,000         51,778,000
Intangible assets, net of amortization                                           189,168,000        195,196,000
Goodwill                                                                         856,668,000        856,668,000
                                                                             ---------------    ---------------
                                                                             $ 1,347,123,000    $ 1,349,905,000
                                                                             ===============    ===============

LIABILITIES AND STOCKHOLDER'S EQUITY:
Current Liabilities:
  Accounts payable, trade                                                    $    14,306,000    $    15,030,000
  Interest payable                                                                 4,902,000          3,505,000
  Note payable                                                                            --         14,682,000
  Income taxes payable                                                            18,680,000          3,714,000
  Other current liabilities                                                       44,913,000         46,420,000
                                                                             ---------------    ---------------
Total current liabilities                                                         82,801,000         83,351,000
                                                                             ---------------    ---------------

Pension liabilities                                                               50,248,000         48,248,000
Deferred income taxes                                                             24,354,000         19,541,000
Postretirement benefit obligation other
  than pensions                                                                   93,613,000         92,269,000
Other long-term liabilities                                                        5,128,000          5,180,000
Senior term loan                                                                 456,000,000        475,000,000
7 3/4% senior subordinated notes due 2014                                        315,000,000        315,000,000
9 5/8% senior subordinated notes due 2010                                            577,000            577,000

Stockholder's Equity:
  Preferred stock, $.01 par value - authorized, 0 shares and 9,250 shares;
     issued and outstanding, 0 shares and 9,250 shares                                    --                 --
  Common stock, $.01 par value - authorized, 1,000 shares; issued and
     outstanding, 1,000 shares                                                            --                 --
  Additional paid-in capital                                                     309,810,000        309,790,000
  Retained earnings                                                                9,673,000            880,000
  Accumulated other comprehensive (loss) income                                      (81,000)            69,000
                                                                             ---------------    ---------------
Total stockholder's equity                                                       319,402,000        310,739,000
                                                                             ---------------    ---------------
                                                                             $ 1,347,123,000    $ 1,349,905,000
                                                                             ===============    ===============

            See notes to condensed consolidated financial statements.

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                               Six Months Ended
                                         ------------------------------
                                           June 30,          June 30,
                                             2005              2004
                                         -------------    -------------
                                                          (Predecessor)
Sales                                    $ 178,992,000    $ 166,740,000

Cost of sales (including inventory
  purchase accounting charges of
  $12,084,000 for the six months ended
  June 30, 2005)                           108,665,000       97,582,000
                                         -------------    -------------
Gross profit                                70,327,000       69,158,000

Independent research and development         7,586,000        6,965,000

Selling, general and administrative
  expenses                                  13,940,000       14,498,000

Amortization of intangible assets            6,028,000        2,340,000
                                         -------------    -------------
Operating income                            42,773,000       45,355,000

Interest and investment income                 151,000          220,000

Interest expense                           (29,641,000)     (19,724,000)
                                         -------------    -------------
Income before income taxes                  13,283,000       25,851,000

Income tax provision                        (4,490,000)      (8,592,000)
                                         -------------    -------------
Net income                               $   8,793,000    $  17,259,000
                                         =============    =============

            See notes to condensed consolidated financial statements.

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                            Three Months Ended
                                       -----------------------------
                                         June 30,        June 30,
                                           2005            2004
                                       ------------    -------------
                                                       (Predecessor)
Sales                                  $ 90,302,000    $  83,591,000

Cost of sales                            48,199,000       49,530,000
                                       ------------    -------------
Gross profit                             42,103,000       34,061,000

Independent research and development      3,753,000        3,338,000

Selling, general and administrative
  expenses                                6,661,000        7,350,000

Amortization of intangible assets         3,014,000        1,194,000
                                       ------------    -------------
Operating income                         28,675,000       22,179,000

Interest and investment income               88,000          119,000

Interest expense                        (14,840,000)      (9,861,000)
                                       ------------    -------------
Income before income taxes               13,923,000       12,437,000

Income tax provision                     (4,706,000)      (4,082,000)
                                       ------------    -------------
Net income                             $  9,217,000    $   8,355,000
                                       ============    =============

            See notes to condensed consolidated financial statements.

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                               Six Months Ended
                                                                        ------------------------------
                                                                          June 30,         June 30,
                                                                           2005              2004
                                                                        -------------    -------------
                                                                        (As restated,
                                                                        see Note 16)     (Predecessor)
Cash flows from operating activities:
 Net income                                                             $   8,793,000    $  17,259,000
 Adjustments to reconcile net income to net
   cash provided by operating activities:
   Depreciation                                                             5,151,000        3,542,000
   Amortization of program participation costs                              1,190,000               --
   Amortization of intangible assets                                        6,028,000        2,340,000
   Non-cash interest expense - amortization of
     debt issuance cost                                                     4,743,000          918,000
   Non-cash interest expense - change in fair
     market value of interest rate cap                                        264,000               --
   Non-recurring inventory purchase accounting
     charge                                                                12,084,000               --
   Deferred income taxes                                                    4,813,000        2,199,000
   Changes in assets and liabilities:
    Accounts receivable, net                                                 (500,000)         925,000
    Inventory                                                              (9,267,000)         (90,000)
    Other current assets                                                     (678,000)         847,000
    Program participation costs                                           (13,562,000)      (4,532,000)
    Accounts payable, interest payable and
      other current liabilities                                            14,132,000       (6,376,000)
    Postretirement benefit obligation other
     than pensions                                                          1,344,000         (151,000)
    Long-term liabilities                                                   1,948,000        4,136,000
                                                                        -------------    -------------
 Net cash provided by operating
   activities                                                              36,483,000       21,017,000
                                                                        -------------    -------------

Cash flows from investing activities:
 Payment of deferred purchase price                                       (14,682,000)              --
 Capital expenditures                                                      (3,129,000)      (1,240,000)
                                                                        -------------    -------------
 Net cash used in investing activities                                    (17,811,000)      (1,240,000)
                                                                        -------------    -------------

Cash flows from financing activities:
 Equity contributions                                                          20,000               --
 Payments of long-term debt                                               (19,000,000)              --
                                                                        -------------    -------------
 Net cash used in financing activities                                    (18,980,000)              --
                                                                        -------------    -------------

 Net (decrease) increase in cash and cash
   equivalents                                                               (308,000)      19,777,000
Cash and cash equivalents, beginning of
 period                                                                     9,636,000       24,464,000
                                                                        -------------    -------------

Cash and cash equivalents, end of period                                $   9,328,000    $  44,241,000
                                                                        =============    =============

Supplemental cash flow information:
 Interest paid during period                                            $  23,237,000    $  18,806,000
                                                                        =============    =============

 Income taxes paid during the period                                    $     167,000    $   4,379,000
                                                                        =============    =============

            See notes to condensed consolidated financial statements.

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. Description of the Business and the Acquisition

Description of Business

K&F Industries, Inc. and subsidiaries ("K&F" or the "Company") is primarily engaged in the design, development, manufacture and distribution of wheels, brakes and brake control systems for commercial, military and general aviation aircraft, and the manufacture of materials for fuel tanks, iceguards, inflatable oil booms and various other products made from coated fabrics for military and commercial uses. The Company serves the aerospace industry and sells its products to airframe manufacturers and commercial airlines throughout the world and to the United States government and certain foreign governments. The Company's activities are conducted through its two wholly owned subsidiaries, Aircraft Braking Systems Corporation ("Aircraft Braking Systems") and Engineered Fabrics Corporation ("Engineered Fabrics").

The Acquisition

On November 18, 2004, K&F Industries Holdings, Inc. ("K&F Parent"), an affiliate of Aurora Capital Group, acquired K&F in exchange for cash consideration of approximately $1.06 billion (excluding capitalized transaction costs of $40.4 million) (the "Acquisition"). The former K&F equityholders retained $77.2 million of cash on hand at the Acquisition date. The cash consideration was used to repay substantially all of K&F's then existing indebtedness and the related fees and expenses of K&F and certain of its stockholders, with the balance paid to former equityholders of K&F. In addition, K&F Parent issued a note, in the amount of $14.7 million, payable for the benefit of the prior K&F equityholders, for the estimated tax benefits to be received by K&F due to the payments of fees and premiums in connection with the tender offers for K&F's prior senior subordinated notes. The Acquisition was financed with an offering by K&F of $315.0 million of 7 3/4% Senior Subordinated Notes due 2014, the borrowing by K&F of $480.0 million under a new $530 million senior secured credit facility and $309.8 million in equity investments from K&F Parent. K&F Parent contributed the $309.8 million of equity to its wholly-owned subsidiary, K&F Intermediate Holdco, Inc., which then contributed such proceeds as equity to its wholly-owned subsidiary, K&F Acquisition, Inc., prior to the merger of K&F Acquisition, Inc. with and into K&F.

The Acquisition was accounted for using the purchase method of accounting, pursuant to which the total purchase price, including related fees and expenses, was allocated to the acquired net assets based upon estimates of fair value. These adjustments were made by obtaining third-party valuations of certain tangible and intangible assets and liabilities.

The following table summarizes the fair values assigned to K&F's assets acquired and liabilities assumed in connection with the Acquisition on November 18, 2004:

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

Assets Acquired:

     Current assets                      $  183,467,000
     Property, plant and equipment           99,005,000
     Debt issuance costs                     29,280,000
     Program participation costs             49,238,000
     Other intangible assets                196,636,000
     Goodwill                               856,668,000
                                         --------------
          Total assets acquired           1,414,294,000
                                         --------------

Liabilities Assumed:

     Current liabilities                    142,242,000
     Pension liabilities                     47,629,000
     Postretirement benefit obligation       91,858,000
     Deferred income taxes                   20,169,000
     Other long-term liabilities              5,684,000
     Long-term debt                         796,922,000
                                         --------------
          Total liabilities assumed       1,104,504,000
                                         --------------
Net assets acquired                      $  309,790,000
                                         ==============

2. Unaudited Interim Financial Statements

The accompanying unaudited condensed consolidated financial statements have been prepared by the Company pursuant to the rules of the Securities and Exchange Commission ("SEC") and, in the opinion of the Company, include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of financial position, results of operations and cash flows. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such SEC rules. The Company believes that the disclosures made are adequate to make the information presented not misleading. The consolidated statement of operations for the three and six months ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year. It is suggested that these financial statements be read in conjunction with the audited financial statements and notes thereto included in the Company's December 31, 2004 Annual Report on Form 10-K.

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

Since the date of the Acquisition (see Note 1), the accompanying financial statements include fair value adjustments to assets and liabilities including inventory, goodwill, other intangible assets, program participation costs, property, plant and equipment and the subsequent impact on cost of sales, amortization and depreciation expenses. Accordingly, all references in the consolidated financial statements and the accompanying notes to events or activities which occurred prior to the completion of the Acquisition relate to K&F as the predecessor company and are labeled as "Predecessor".

3. Program Participation Costs

"Program Participation Costs" consist of incentives given to Original Equipment Aircraft Manufacturers ("OEMs") in connection with their sole source selection of our products for installation on aircraft. Prior to the completion of the Federal Aviation Administration ("FAA") certification process, these incentives consist of cash payments. After the completion of the FAA-certification process, these incentives consist of cash payments, products discounted below cost and free products. The costs associated with a discounted product or free product are equal to the amount by which the cost of production exceeds the sales price of such product and are expensed prior to the completion of the FAA-certification process. In most cases, the Company does not receive revenue from the OEM, and does not generate profits until it sells replacement parts to the OEMs' customers and end-user aircraft operators.

The Predecessor consolidated financial statements utilize a different accounting treatment for Program Participation Costs than that used in the periods subsequent to the Acquisition. The Predecessor consolidated financial statements: (i) recognized the costs associated with discounted products and free products given to an OEM after completion of the FAA-certification process as an expense in cost of sales when the applicable original equipment was shipped; and (ii) capitalized the cash payments component of Program Participation Costs, which were then amortized on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 20 years, as amortization expense.

The consolidated financial statements for the three and six months ended June 30, 2005: (i) expense all three components of Program Participation Costs for non-sole source programs in cost of sales when the applicable original equipment is shipped or the cash payments component is paid; and (ii) capitalize Program Participation Costs for sole source contracts. A "sole source contract" is a contractual commitment from the OEM pursuant to which the OEM: (i) agrees to purchase parts for newly-produced aircraft exclusively from us; and (ii) agrees not to support an attempt by a different supplier to be certified as a supplier of replacement parts for such aircraft platform. These sole source contracts require the Company to supply the OEM with all of the OEM's parts requirements for as long as the applicable aircraft is produced and is in service. Accordingly, the Company amortizes all capitalized Program Participation Costs as an expense in cost of sales on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 25 years.

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

4. Accounting Pronouncements

In December 2004 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123-R. SFAS No. 123-R is a revision of SFAS No. 123 and supersedes Accounting Principles Board ("APB") Opinion No.
25. SFAS No. 123-R eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. SFAS No. 123-R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123-R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees. See Note 8.

The Company plans to adopt SFAS No. 123-R using a modified prospective application. Under this application, companies are required to record compensation expense for all awards granted after the required effective date and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The provisions of SFAS 123-R are effective for the Company on January 1, 2006.

5. Accounts Receivable are summarized as follows:

                                     June 30,      December 31,
                                       2005            2004
                                   ------------    ------------
Accounts receivable, principally
  from commercial customers        $ 39,766,000    $ 35,885,000

Accounts receivable, on U.S.
  Government and other long-term
  contracts                           4,212,000       7,684,000

Allowances                           (1,213,000)     (1,236,000)
                                   ------------    ------------

                                   $ 42,765,000    $ 42,333,000
                                   ============    ============

6. Inventory consists of the following:

                                      June 30,    December 31,
                                        2005          2004
                                    -----------   ------------
Raw materials and work-in-process   $31,564,000   $ 35,356,000

Finished goods                       13,483,000     16,017,000

Inventoried costs related to U.S.
  Government and other long-term
  contracts                          13,301,000      9,874,000
                                    -----------   ------------

                                    $58,348,000   $ 61,247,000
                                    ===========   ============

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

      Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts relating to contracts with long production cycles, a portion of which will not be realized within one year. Reserves for slow moving and obsolete inventories are provided based on current assessments about future product demand and production requirements for the next twelve months. The Company evaluates the adequacy of these reserves quarterly.

7.    Other current liabilities consist of the following:

                                            June 30,    December 31,
                                             2005           2004
                                          -----------   ------------
Accrued payroll costs                     $12,674,000   $ 15,919,000
Accrued property and other taxes            3,156,000      2,197,000
Accrued costs on long-term contracts        4,907,000      2,639,000
Accrued warranty costs                     13,131,000     12,261,000
Customer credits                            4,241,000      5,402,000
Postretirement benefit obligation other
  than pensions                             4,000,000      4,000,000
Other                                       2,804,000      4,002,000
                                          -----------   ------------

                                          $44,913,000   $ 46,420,000
                                          ===========   ============

8.    Stock Options

      The following information has been adjusted for a 133 to one stock split which occurred on August 8, 2005.

      In 2005, K&F Parent established a stock option plan, covering an aggregate of 1,330,000 authorized but unissued shares of common stock, for the benefit of, and to incentivize, officers, directors, employees and certain other persons of K&F Parent and its subsidiaries. In 2005, K&F Parent issued stock options to certain of K&F's officers, directors and employees to purchase an aggregate of 927,965 shares of common stock, at an exercise price of $7.52 per share, the estimated fair value at the date of grant. The options vest at the rate of 20% per year.

      The Company applies the intrinsic value method under APB No. 25, "Accounting for Stock Issued to Employees", and related interpretations to account for its stock option plan (see Note 4). Accordingly, the Company only records compensation expense for any stock options granted with an exercise price that is less than the fair market value of the underlying stock at the date of grant.

      The following table details the effect on net income had compensation expense for the stock option plan been recorded based on the fair value method under SFAS No. 123, "Accounting for Stock-based Compensation", as amended:

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                               Three Months Ended
                                           ----------------------------
                                             June 30,        June 30,
                                               2005            2004
                                           -----------    -------------
                                                          (Predecessor)
Reported net income                        $ 9,217,000    $   8,355,000
Deduct: Total stock-based employee and
  director compensation expense
  determined under fair value method for
  all awards, net of related tax effects      (128,000)              --
                                           -----------    -------------
Pro forma net income                       $ 9,089,000    $   8,355,000
                                           ===========    =============

                                                Six Months Ended
                                           ----------------------------
                                             June 30,        June 30,
                                               2005            2004
                                           -----------    -------------
                                                          (Predecessor)
Reported net income                        $ 8,793,000    $  17,259,000
Deduct: Total stock-based employee and
  director compensation expense
  determined under fair value method for
  all awards, net of related tax effects      (256,000)              --
                                           -----------    -------------
Pro forma net income                       $ 8,537,000    $  17,259,000
                                           ===========    =============

      There were no stock options granted during the three and six months ended June 30, 2004 (Predecessor). The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future results.

      The weighted average fair value of K&F Parent stock options granted during the six months ended June 30, 2005 was $3.24 per stock option, estimated on the date of grant using the Black-Scholes options-pricing model with the following weighted average assumptions: expected volatility of 33% (represents an average of the three-year trailing volatility of publicly traded companies in our peer group); risk-free interest rate of 3.97% (represents the rate available on U.S. government bonds at the grant date); and expected lives of option grants of seven years.

9.    Income Taxes

      The Company's effective tax rate of 33.8% for the three and six months ended June 30, 2005 differs from the statutory rate of 35% due to tax benefits derived from export sales. The Company's effective tax rate of 32.8% and 33.2% for the three and six months ended June 30, 2004 (Predecessor), respectively, differs from the statutory rate of 35% due to tax benefits derived from export sales.

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

10.   Contingencies

      There are various lawsuits and claims pending against the Company incidental to its business. Although the ultimate resolution of such suits cannot be predicted with certainty, in the opinion of the Company's management, the ultimate settlement, if any, will not have a material adverse effect on the Company's consolidated financial statements.

11.   Comprehensive Income

                                             Three Months Ended
                                         ----------------------------
                                           June 30,       June 30,
                                             2005           2004
                                         -----------    -------------
                                                        (Predecessor)
Net income                               $ 9,217,000    $   8,355,000

Other comprehensive (loss) income:

    Cumulative translation adjustments      (118,000)         (31,000)
                                         -----------    -------------

Comprehensive income                     $ 9,099,000    $   8,324,000
                                         ===========    =============

                                               Six Months Ended
                                         ----------------------------
                                           June 30,       June 30,
                                             2005           2004
                                         -----------    -------------
                                                        (Predecessor)
Net income                               $ 8,793,000    $  17,259,000

Other comprehensive (loss) income:

    Cumulative translation adjustments      (150,000)          62,000
                                         -----------    -------------

Comprehensive income                     $ 8,643,000    $  17,321,000
                                         ===========    =============

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

12.   Segments

      The following represents financial information about the Company's segments:

                                       Three Months Ended
                                   -----------------------------
                                     June 30,        June 30,
                                       2005            2004
                                   ------------    -------------
                                                   (Predecessor)
Sales:
    Aircraft Braking Systems       $ 73,737,000    $  69,162,000
    Engineered Fabrics               16,565,000       14,429,000
                                   ------------    -------------
                                   $ 90,302,000    $  83,591,000

Operating Profit:
    Aircraft Braking Systems       $ 27,035,000    $  19,937,000
    Engineered Fabrics                1,640,000        2,242,000
                                   ------------    -------------
      Operating income               28,675,000       22,179,000
    Interest expense, net           (14,752,000)      (9,742,000)
                                   ------------    -------------
      Income before income taxes   $ 13,923,000    $  12,437,000
                                   ============    =============

                                          Six Months Ended
                                   ------------------------------
                                      June 30,         June 30,
                                        2005             2004
                                   -------------    -------------
                                                    (Predecessor)
Sales:
    Aircraft Braking Systems       $ 147,661,000    $ 138,039,000
    Engineered Fabrics                31,331,000       28,701,000
                                   -------------    -------------
                                   $ 178,992,000    $ 166,740,000
                                   =============    =============

Operating Profit:
    Aircraft Braking Systems       $  40,730,000    $  40,898,000
    Engineered Fabrics                 2,043,000        4,457,000
                                   -------------    -------------
      Operating income                42,773,000       45,355,000
    Interest expense, net            (29,490,000)     (19,504,000)
                                   -------------    -------------
      Income before income taxes   $  13,283,000    $  25,851,000
                                   =============    =============

                                           June 30,       December 31,
                                             2005             2004
                                        --------------   --------------
Total Assets:
    Aircraft Braking Systems            $1,183,336,000   $1,183,123,000
    Engineered Fabrics                     134,005,000      133,750,000
    Debt issuance costs not allocated
         to segments                        24,025,000       28,768,000
    Corporate assets                         5,757,000        4,264,000
                                        --------------   --------------
                                        $1,347,123,000   $1,349,905,000
                                        ==============   ==============

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

13.   Product Warranties

      Estimated costs of product warranty are accrued when individual claims arise with respect to a product. When the Company becomes aware of a defect in a particular product, the estimated costs of all potential warranty claims arising from similar defects of all similar products are fully accrued. An analysis of changes in the liability for product warranty for the six months ended June 30, 2005 is as follows:

Balance at December 31, 2004   $ 12,858,000
Current provisions                3,981,000
Expenditures                     (3,111,000)
                               ------------
Balance at June 30,2005        $ 13,728,000
                               ============

      The current and long-term portions of product warranties are as follows:

                               June 30,     December 31,
                                 2005           2004
                              -----------   ------------
Current liabilities           $13,131,000   $ 12,261,000
Long-term liabilities             597,000        597,000
                              -----------   ------------
Total                         $13,728,000   $ 12,858,000
                              ===========   ============

14.   Employee Benefit Plans

      The following represents the net periodic benefit cost for the defined benefit and postretirement benefit plans:

                                               Pension Benefits
                        ------------------------------------------------------------
                             Three Months Ended               Six Months Ended
                                  June 30,                       June 30,
                        ----------------------------    ----------------------------
                           2005             2004            2005           2004
                        -----------    -------------    -----------    -------------
                                       (Predecessor)                   (Predecessor)
Service cost            $   836,000    $   1,080,000    $ 2,061,000    $   2,160,000
Interest cost             2,192,000        2,102,000      4,385,000        4,204,000
Expected return on
  plan assets            (2,228,000)      (2,267,000)    (4,446,000)      (4,534,000)
Amortization of prior
  service cost                   --           98,000             --          196,000
Recognized actuarial
  loss                           --          990,000             --        1,980,000
                        -----------    -------------    -----------    -------------
Net periodic benefit
  cost                  $   800,000    $   2,003,000    $ 2,000,000    $   4,006,000
                        ===========    =============    ===========    =============

                      K&F INDUSTRIES, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

                                       Postretirement Benefits
                        ------------------------------------------------------------
                             Three Months Ended               Six Months Ended
                                  June 30,                        June 30,
                        ----------------------------    ----------------------------
                           2005            2004            2005            2004
                        -----------    -------------    -----------    -------------
                                       (Predecessor)                   (Predecessor)
Service cost            $   478,000    $     473,000    $   956,000    $     946,000
Interest cost             1,396,000        1,574,000      2,792,000        3,148,000
Expected return on
 plan assets                     --               --             --               --
Amortization of prior
  service cost                   --       (1,305,000)            --       (2,610,000)
Recognized actuarial
  loss                           --          586,000             --        1,172,000
                        -----------    -------------    -----------    -------------
Net periodic benefit
  cost                  $ 1,874,000    $   1,328,000    $ 3,748,000    $   2,656,000
                        ===========    =============    ===========    =============

      The Company did not make any contributions to its pension plans during the first six months of 2005 and will not make any during the remainder of 2005.

15.   Subsequent Event

      K&F amended its Management Services Agreement with Aurora Management Partners LLC. The amendment eliminated the $1 million annual fee, payable over the term of the Management Services Agreement for a $5.0 million termination fee. K&F made this payment on August 12, 2005 and will record this as a charge to its third quarter 2005 earnings.

16.   Restatement

      Subsequent to the issuance of the Company's consolidated financial statements for the quarterly period ended June 30, 2005, management determined that the Company's condensed consolidated statement of cash flows for the six months ended June 30, 2005 should be restated. In the six months ended June 30,2005, an amount of $14,682,0000 was previously included in "net cash provided by operating activities" and should have been included in "net cash used in investing activities" as it relates to the payment of deferred purchase price to K&F's prior equityholders.

      A summary of the effect of the restatement on the Company's condensed consolidated statement of cash flows for the six months ended June 30, 2005 is as follows:

                                              For the Six Months
                                              Ended June 30, 2005
                                         -----------------------------
                                         As Previously
                                            Reported      As Restated
                                         -------------    ------------
Cash Flows from Operating Activities:
 Payment of deferred purchase price      $ (14,682,000)   $         --
 Net cash provided by operating
   activities                               21,801,000      36,483,000

Cash Flows from Investing Activities:
 Payment of deferred purchase price                 --     (14,682,000)
 Net cash used in investing activities      (3,129,000)    (17,811,000)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

Restatement

The discussion of cash flows in the Liquidity and Capital Resources section of Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2005 has been restated. In the six months ended June 30, 2005, an amount of $14,682,000 was previously included "net cash provided by operating activities" and should have been included in "net cash used in investing activities" as it relates to the payment of deferred purchase price to K&F Industries, Inc.'s prior equityholders. This restatement does not affect the total net change in cash and cash equivalents for the six months ended June 30, 2005 and has no impact on the Company's consolidated financial position or results of operations.

General

K&F Industries, Inc. and subsidiaries, or "K&F", is primarily engaged in the design, development, manufacture and distribution of wheels, brakes and brake control systems for commercial, military and general aviation aircraft, and the manufacture of materials for fuel tanks, iceguards, inflatable oil booms and various other products made from coated fabrics for military and commercial uses. We serve the aerospace industry and sell our products to airframe manufacturers and commercial airlines throughout the world and to the United States government and certain foreign governments. Our activities are conducted through our two wholly owned subsidiaries, Aircraft Braking Systems Corporation, or "Aircraft Braking Systems" and Engineered Fabrics Corporation, or "Engineered Fabrics".

Termination of Management Services Agreement

K&F amended its Management Services Agreement with Aurora Management Partners LLC. The amendment eliminated the $1 million annual fee payable over the term of the Management Services Agreement in exchange for a $5.0 million termination fee. K&F made this payment on August 12, 2005 and will record this as a charge to its third quarter 2005 earnings.

The Acquisition

On November 18, 2004, K&F Industries Holdings, Inc., or "K&F Parent", an affiliate of Aurora Capital Group, acquired K&F in exchange for cash consideration of approximately $1.06 billion (excluding capitalized transaction costs of $40.4 million). The former K&F equityholders retained $77.2 million of cash on hand at the acquisition date. The cash consideration was used to repay substantially all of K&F's then existing indebtedness and the related fees and expenses of K&F and certain of its stockholders, with the balance paid to the former equityholders. In addition, K&F Parent issued a note in the amount of $14.7 million, payable for the benefit of the prior K&F equityholders, for the estimated tax benefits to be received by K&F due to the payments of fees and premiums in connection with the tender offers for our prior senior subordinated notes. We refer to this as the "Acquisition".

The Acquisition was financed with an offering by us of $315.0 million of 7 3/4% Senior Subordinated Notes due 2014, the borrowing by us of $480.0 million under a new $530 million senior secured credit facility and $309.8 million in equity investments from K&F Parent. K&F Parent contributed the $309.8 million of equity to its wholly-owned subsidiary, K&F Intermediate Holdco, Inc., which then contributed such proceeds as equity to its wholly-owned subsidiary, K&F Acquisition, Inc., prior to the merger of K&F Acquisition, Inc. with and into K&F.

The Acquisition was accounted for using the purchase method of accounting, pursuant to which the total purchase price, including related fees and expenses, was allocated to the acquired net assets based upon estimates of fair value. These adjustments were made by obtaining third-party valuations of certain tangible and intangible assets and liabilities.

Since the date of the Acquisition, our financial statements include fair value adjustments to assets and liabilities including inventory, goodwill, other intangible assets, program participation costs, property, plant and equipment and the subsequent impact on cost of sales, amortization and depreciation expenses. Accordingly, all references to events or activities which occurred prior to the completion of the Acquisition relate to K&F as the predecessor company and are labeled as "Predecessor".

"EBITDA" represents net income before interest expense, income tax provision and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We present EBITDA because we believe it is a useful indicator of our operating performance. Our management uses EBITDA principally as a measure of our operating performance and believes that EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of companies in industries similar to ours. We also believe EBITDA is useful to our management and investors as a measure of comparative operating performance between time periods and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance. Our management also uses EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections.

EBITDA does not represent and should not be considered as an alternative to results of operations under GAAP and has significant limitations as an analytical tool. Although we use EBITDA as a measure to assess the performance of our business, the use of EBITDA is limited because it excludes certain material costs. For example, it does not include interest expense, which is a necessary element of our costs and ability to generate revenue, because we have borrowed money in order to finance our operations. Because we use capital assets, depreciation expense is a necessary element of our costs and ability to generate revenue. In addition, the omission of the substantial amortization expense associated with our intangible assets further limits the usefulness of this measure. EBITDA also does not include the payment of taxes, which is also a necessary element of our operations. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations management does not view EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income, sales, bookings and operating profit, to measure operating performance.

The following is a reconciliation of net income to EBITDA:

                                              Three Months Ended
                                          ---------------------------
                                            June 30,      June 30,
                                             2005           2004
                                          -----------   -------------
                                                        (Predecessor)
Net income                                $ 9,217,000   $   8,355,000
Adjustments:
  Depreciation and amortization expense     6,236,000       3,006,000
  Interest expense, net                    14,752,000       9,742,000
  Income tax provision                      4,706,000       4,082,000
                                          -----------   -------------
EBITDA                                    $34,911,000   $  25,185,000
                                          ===========   =============

                                               Six Months Ended
                                          ---------------------------
                                           June 30,        June 30,
                                             2005           2004
                                          -----------   -------------
                                                        (Predecessor)
Net income                                $ 8,793,000   $  17,259,000
Adjustments:
  Depreciation and amortization expense    12,369,000       5,882,000
  Interest expense, net                    29,490,000      19,504,000
  Income tax provision                      4,490,000       8,592,000
                                          -----------   -------------
EBITDA                                    $55,142,000   $  51,237,000
                                          ===========   =============

The following tables show the non-recurring and certain other items which are included in EBITDA: non-recurring inventory accounting adjustments, non-recurring salary and benefit expense, non-recurring non-cash income and capitalization of Program Participation Costs. We believe this information, when reviewed in connection with our presentation of EBITDA, provides another useful tool to our management and investors for measuring comparative operating performance between time periods and among companies. In addition to EBITDA, our management assesses the adjustments presented below when preparing our annual operating budget and financial projections. Specifically, because these tables exclude non-recurring salary and benefit expense and non-recurring non-cash income, we believe this information allows our management and investors to assess our operating performance during the periods these charges were incurred on a consistent basis with the periods during which these unusual charges were not incurred. Further, because of the significant changes in our capital structure resulting from the Acquisition, including the post-Acquisition capitalization of our Program Participation Costs, we believe that the presentation of the adjustments relating to non-recurring inventory purchase accounting adjustments and capitalization of Program Participation Costs both enable our management and investors to assess the impact of the Acquisition on our operating performance and provides a consistent measure of our operating performance for periods subsequent to the Acquisition.

                                            Three Months Ended
                                         ------------------------
                                         June 30,     June 30,
                                           2005         2004
                                         --------   -------------
                                                    (Predecessor)
Non-recurring salary and benefit
  expense                                $     --    $ 1,707,000
Program Participation Costs previously
  expensed                                     --      6,098,000
                                         --------    -----------
                                         $     --    $ 7,805,000
                                         ========    ===========

                                              Six Months Ended
                                         ----------------------------
                                           June 30,       June 30,
                                             2005          2004
                                         ------------   -------------
                                                        (Predecessor)
Inventory purchase accounting
  charge                                 $ 12,084,000   $          --
Non-recurring salary and benefit
  expense                                          --       3,428,000
Non-recurring non-cash income                      --        (592,000)
Program Participation Costs previously
  expensed                                         --      10,817,000
                                         ------------   -------------
                                         $ 12,084,000   $  13,653,000
                                         ============   =============

Critical Accounting Policies and Estimates

This section is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, inventories, intangible assets, income taxes, warranty obligations, workers compensation liabilities, pension and other postretirement benefits, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition. Revenue from the sale of products is generally recognized upon shipment to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an agreement, the sales price is fixed and determinable and collection of the receivable is probable.

Inventory. Inventory is stated at average cost, not in excess of net realizable value. In accordance with industry practice, inventoried costs may contain amounts related to contracts with long production cycles, a portion of which will not be realized within one year. Reserves for slow moving and obsolete inventories are provided based on current assessments about future product demand and production requirements for the next twelve months. These factors are impacted by market conditions, technology changes, and changes in strategic direction, and require estimates and management judgment that may include elements that are uncertain. We evaluate the adequacy of these reserves quarterly.

Although we strive to achieve a balance between market demands and risk of inventory excess or obsolescence, it is possible that, should conditions change, additional reserves may be needed. Any changes in reserves will impact operating income during a given period. This policy is consistently applied to each of our operating segments and we do not anticipate any changes to our policy in the near term.

Program Participation Costs. "Program Participation Costs" consist of incentives given to Original Equipment Aircraft Manufacturers ("OEMs") in connection with their sole source selection of our products for installation on aircraft. Prior to the completion of the Federal Aviation Administration ("FAA") certification process, these incentives consist of cash payments. After the completion of the FAA-certification process, these incentives consist of cash payments, products discounted below cost and free products. The costs associated with a discounted product or free product are equal to the amount by which the cost of production exceeds the sales price of such product and are expensed prior to the completion of the FAA-certification process. In most cases, we do not receive revenue from the OEM, and do not generate profits until we sell replacement parts to the OEMs' customers and end-user aircraft operators.

The Predecessor consolidated financial statements utilize a different accounting treatment for Program Participation Costs than that used in the periods subsequent to the Acquisition. The Predecessor consolidated financial statements: (i) recognized the costs associated with discounted products and free products given to an OEM after completion of the FAA-certification process as an expense in cost of sales when the applicable original equipment was shipped; and (ii) capitalized the cash payments component of Program Participation Costs, which were then amortized on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 20 years, as amortization expense.

The consolidated financial statements for the three and six months ended June 30, 2005: (i) expense all three components of Program Participation Costs for non-sole source programs in cost of sales when the applicable original equipment is shipped or the cash payments component is paid; and (ii) capitalize Program Participation Costs for sole source contracts. A "sole source contract" is a contractual commitment from the OEM pursuant to which the OEM: (i) agrees to purchase parts for newly-produced aircraft exclusively from us; and (ii) agrees not to support an attempt by a different supplier to be certified as a supplier of replacement parts for such aircraft platform. These sole source contracts require us to supply the OEM with all of the OEM's parts requirements for as long as the applicable aircraft is produced and is in service. Accordingly, we amortize all capitalized Program Participation Costs as an expense in cost of sales on a straight-line basis over the shorter of the estimated economic useful life of the aircraft or 25 years.

Evaluation of Long-Lived Assets. Long-lived assets are assessed for recoverability on an ongoing basis in accordance with Statement of Financial Accounting Standards or, "SFAS" No. 144. In evaluating the value and future benefits of long-lived assets, their carrying value is compared to management's estimate of the anticipated undiscounted future net cash flows of the related long-lived asset. Any necessary impairment charges would be recorded when we do not believe the carrying value of the long-lived asset will be recoverable.

Goodwill and Other Intangible Assets. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we do not amortize goodwill and other intangible assets that are deemed to have indefinite lives. We test these assets for impairment at least annually or more frequently if any event occurs or circumstances change that indicate possible impairment.

Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets.

Upon completion of the Acquisition, we determined that Aircraft Braking Systems and Engineered Fabrics qualified as reporting units because discrete financial information exists for each operation and the management of each operation directly reviewed the operation's performance. In the future, if we determine that our current structure no longer meets the requirements of a reporting unit, we will reevaluate the reporting units with respect to the changes in our reporting structure.

The first step of the impairment test identifies potential impairments by comparing the estimated fair value using a market multiple analysis and a discounted cash flow analysis of each reporting unit with its corresponding net book value, including goodwill. If the net book value of the reporting unit exceeds its fair value, the second step of the impairment test determines the potential impairment loss by applying the estimated fair value first to the tangible assets, then to the identifiable intangible assets. Any remaining value would then be applied to the goodwill. The excess carrying value of goodwill over the remaining fair value would indicate the amount of the impairment charge.

Warranty. Estimated costs of warranty are accrued when individual claims arise with respect to a product or performance. When we become aware of those types of defects, the estimated costs of all potential warranty claims arising from those types of defects are fully accrued.

Pension and Other Postretirement Benefits. We have significant pension and postretirement benefit costs and liabilities. The determination of our obligation and expense for pension and other postretirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating those amounts. Assumptions are made about interest rates, expected investment return on plan assets, rate of increase in health care costs, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We generally review and update these assumptions at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we may use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates or longer or shorter life spans of participants. These differences may result in a significant impact on the amount of pension and postretirement benefits expense we have recorded or may record.

The discount rate enables us to state expected future cash flows at a present value on the measurement date. The rate represents the market rate of high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. We used a 6 1/4% discount rate in 2004 and are using a 6.0% discount rate for 2005 to reflect market conditions.

To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. We assumed that the long-term return on our pension plan assets was 9.0% in 2004 and will remain at 9.0% for 2005 to reflect projected returns in the fixed income and equity markets.

The annual postretirement expense was calculated using a number of actuarial assumptions, including a health care cost trend rate and a discount rate. Our discount rate assumption for postretirement benefits is consistent with that used in the calculation of pension benefits. The healthcare cost trend rate being used to calculate the calendar year 2005 postretirement expense is 10.1% in 2005 trending down to 5.0% for 2010.

Comparison of Results of Operations for the Six Months Ended June 30, 2005 and June 30, 2004

Our sales for the six months ended June 30, 2005 totaled $178,992,000, reflecting an increase of $12,252,000, compared with $166,740,000 for the same period in the prior year. This increase was due to higher sales at Aircraft Braking Systems of $9,622,000 and Engineered Fabrics of $2,630,000.

Commercial sales at Aircraft Braking Systems increased $4,610,000, primarily due to higher sales of wheels and brakes on the Boeing DC-10 and DC-9, Fokker FO-100 and Embraer ERJ-170 programs, partially offset by the Boeing MD-80 and Bombardier CRJ-100/200 programs. General aviation sales increased $4,867,000, primarily on Gulfstream and Dassault aircraft. Military sales were level with the prior year with an increase in the Lockheed C-130, offset by a decrease in the Boeing B-1B program. Sales at Engineered Fabrics increased primarily due to higher military sales of fuel tanks, primarily for the Boeing CH-47 and F-15 and Northrop Grumman T-38 programs, partially offset by lower shipments on the F-18 program. In addition, sales increased due to higher shipments of oil containment booms and iceguards for the Sikorsky UH-60 program.

Our gross profit increased by $1,169,000 to $70,327,000, or 39.3% of sales for the six months ended June 30, 2005, compared with $69,158,000, or 41.5% of sales for the same period in the prior year. This increase was primarily attributable to lower expensed Program Participation Costs of $8,636,000 and the higher sales volume, partially offset by a $12,084,000 non-recurring charge included in cost of sales pertaining to an inventory purchase accounting adjustment (which represents the remaining balance of the fair value adjustment to inventory recorded in connection with the Acquisition) and higher depreciation of $1,668,000 relating to purchase accounting allocations.

The following table provides additional information detailing Program Participation Costs:

                                              Six Months Ended
                                        -----------------------------
                                          June 30,        June 30,
                                            2005            2004
                                        ------------    -------------
                                                        (Predecessor)
Gross Program Participation Costs       $ 18,931,000    $  16,195,000
Amount capitalized during period         (12,562,000)              --
Amortization of Program Participation
  Costs                                    1,190,000               --
                                        ------------    -------------
Program Participation Costs expensed
  in period                             $  7,559,000    $  16,195,000
                                        ============    =============

Aircraft Braking Systems' gross profit was $74,440,000, or 50.4% of sales (excluding $11,293,000, relating to its portion of the non-recurring inventory purchase accounting adjustment) for the six months ended June 30, 2005, compared with $63,103,000, or 45.7% of sales for the same period in the prior year. Aircraft Braking Systems' gross margin increased primarily due to lower expensed investments, as discussed above and the overhead absorption effect relating to the higher sales, partially offset by higher depreciation expense, as discussed above. Engineered Fabrics' gross profit was $7,971,000, or 25.4% of sales (excluding $791,000, relating to its portion of the non-recurring inventory purchase accounting adjustment) for the six months ended June 30, 2005, compared with $6,055,000, or 21.1% of sales for the same period in the prior year. Engineered Fabrics' gross margin increased primarily due to the overhead absorption effect relating to the higher sales and a favorable mix of products sold.

Independent research and development costs increased by $621,000 for the six months ended June 30, 2005, as compared with the same period in the prior year. This increase was primarily due to higher costs on various development programs, partially offset by lower costs on the Dassault Falcon 7X program.

Selling, general and administrative expenses decreased by $558,000 during the six months ended June 30, 2005, as compared with the same period in the prior year. This decrease was primarily due to lower compensation costs, partially offset by costs associated with the implementation of our productivity enhancement program.

Amortization expense increased by $3,688,000 during the six months ended June 30, 2005, as compared with the same period in the prior year. This increase was due to the fair value accounting for intangible assets related to the Acquisition.

Our net interest expense increased $9,986,000 for the six months ended June 30, 2005, as compared with the same period in the prior year. This increase was primarily due to the increased debt and related debt issuance costs we incurred in connection with the Acquisition. The increase related to the amortization of debt issuance costs was $3,825,000 during the six months ended June 30, 2005, as compared with the same period in the prior year.

Our effective tax rate of 33.8% for the six months ended June 30, 2005 differs from the statutory rate of 35% due to tax benefits derived from export sales. Our effective tax rate of 33.2% for the six months ended June 30, 2004 differs from the statutory rate of 35% due to tax benefits derived from export sales.

Comparison of Results of Operations for the Three Months Ended June 30, 2005 and June 30, 2004

Our sales for the three months ended June 30, 2005 totaled $90,302,000, reflecting an increase of $6,711,000, compared with $83,591,000 for the same period in the prior year. This increase was due to higher sales at Aircraft Braking Systems of $4,575,000 and Engineered Fabrics of $2,136,000.

Commercial sales at Aircraft Braking Systems increased $1,720,000, primarily due to higher sales of wheels and brakes on the Boeing DC-10 and Embraer ERJ-170 programs, partially offset by lower sales on the Bombardier CRJ-100/200 and the Boeing MD-90 programs. General aviation sales increased $2,933,000, primarily on Dassault and Gulfstream aircraft. Military sales were level with the prior year. Sales at Engineered Fabrics increased primarily due to higher military sales of fuel tanks, primarily for the Boeing CH-47 and F-15 and Northrop Grumman T-38 programs, partially offset by lower shipments on the F-18 program. In addition, sales increased due to higher shipments of oil containment booms.

Our gross profit increased by $8,042,000 to $42,103,000, or 46.6% of sales for the three months ended June 30, 2005, compared with $34,061,000, or 40.7% of sales for the same period in the prior year. This increase was primarily attributable to lower expensed Program Participation Costs of $4,876,000 and the higher sales volume, partially offset by higher depreciation of $834,000 relating to purchase accounting allocations.

The following table provides additional information detailing Program Participation Costs:

                                            Three Months Ended
                                        ----------------------------
                                         June 30,         June 30,
                                           2005             2004
                                        -----------    -------------
                                                       (Predecessor)
Gross Program Participation Costs       $ 9,861,000    $   8,664,000
Amount capitalized during period         (6,704,000)              --
Amortization of Program Participation
  Costs                                     631,000               --
                                        -----------    -------------
Program Participation Costs expensed
  in period                             $ 3,788,000    $   8,664,000
                                        ===========    =============

Aircraft Braking Systems' gross profit was $38,441,000, or 52.1% of sales for the three months ended June 30, 2005, compared with $31,165,000, or 45.1% of sales for the same period in the prior year. Aircraft Braking Systems' gross margin increased primarily due to lower expensed investments, as discussed above and the overhead absorption effect relating to the higher sales, partially offset by higher depreciation expense, as discussed above. Engineered Fabrics' gross profit was $3,662,000, or 22.1% of sales for the three months ended June 30, 2005, compared with $2,896,000, or 20.1% of sales for the same period in the prior year. Engineered Fabrics' gross margin increased primarily due to the overhead absorption effect relating to the higher sales and a favorable mix of products sold.

Independent research and development costs increased by $415,000 for the three months ended June 30, 2005, as compared with the same period in the prior year. This increase was primarily due to higher costs on various development programs, partially offset by lower costs on the Dassault Falcon 7X program.

Selling, general and administrative expenses decreased by $689,000 during the three months ended June 30, 2005, as compared with the same period in the prior year. This decrease was primarily due to lower compensation costs, partially offset by costs associated with the implementation of our productivity enhancement program.

Amortization expense increased by $1,820,000 during the three months ended June 30, 2005, as compared with the same period in the prior year. This increase was due to the fair value accounting for intangible assets related to the Acquisition.

Our net interest expense increased by $5,010,000 for the three months ended June 30, 2005, as compared with the same period in the prior year. This increase was primarily due to the increased debt and related debt issuance costs we incurred in connection with the Acquisition. The increase related to the amortization of debt issuance costs was $1,593,000 during the three months ended June 30, 2005, as compared with the same period in the prior year.

Our effective tax rate of 33.8% for the three months ended June 30, 2005 differs from the statutory rate of 35% due to tax benefits derived from export sales. Our effective tax rate of 32.8% for the three months ended June 30, 2004 differs from the statutory rate of 35% due to tax benefits derived from export sales.

Liquidity and Capital Resources

Our cash and cash equivalents totaled $9.3 million at June 30, 2005, compared with $9.6 million at December 31, 2004. Our total debt was $771.6 million at June 30, 2005 and $790.6 million at December 31, 2004. We prepaid $19.0 million of long-term debt during the six months ended June 30, 2005. We had $48.0 million (which is net of letters of credit of $2.0 million) available to borrow under our $50 million revolving credit facility. In the past, the cash generated from operations has been sufficient to pay our indebtedness.

We expect that our principal use of funds for the next several years will be to pay interest and principal on indebtedness, fund capital expenditures, make program participation investments and to fund strategic acquisitions. Our primary source of funds for conducting our business activities and servicing our indebtedness has been cash generated from operations.

The credit facility contains certain covenants and events of default, including limitations on additional indebtedness, liens, asset sales, making certain restricted payments, capital expenditures, creating guarantee obligations, material lease obligations and limits on the amount of acquisitions we may make. The credit facility also contains certain financial ratio requirements, including a cash interest coverage ratio and a leverage ratio. We were in compliance with all debt covenants at June 30, 2005.

Our contractual obligations are detailed in our Annual Report on Form 10-K for the year ended December 31, 2004. As of June 30, 2005, our contractual obligations have not materially changed from December 31, 2004.

Cash Flows

During the six months ended June 30, 2005, net cash provided by operating activities amounted to $36,483,000, compared with $21,017,000 for the same period in the prior year, an increase of $15,466,000. Our cash flows from operating activities increased from the prior year primarily due to the receipt of a $15,425,000 income tax refund relating to expenses incurred in connection with the Acquisition, lower upfront cash program participation payments and lower income tax payments, partially offset by a higher increase in inventory and higher interest payments.

During the six months ended June 30, 2005, net cash used in investing activities amounted to $17,811,000 versus $1,240,000 for the same period in the prior year, an increase of $16,571,000. This increase was due to the payment of $14,682,000 of deferred purchase price to the former K&F equityholders and higher capital expenditures of $1,889,000 relating to our new carbon manufacturing facility in Danville, Kentucky.

During the six months ended June 30, 2005, net cash used in financing activities amounted to $18,980,000 versus $0 for the same period in the prior year, due to payments of $19,000,000 of long-term debt in 2005 versus no payments made during 2004.

Accounting Pronouncements

In December 2004 the Financial Accounting Standards Board issued SFAS No. 123-R. SFAS No. 123-R is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123-R eliminates the alternative to use the intrinsic value method of accounting that was provided in SFAS No. 123, which generally resulted in no compensation expense recorded in the financial statements related to the issuance of equity awards to employees. SFAS No. 123-R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS No. 123-R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-based payment transactions with employees.

We plan to adopt SFAS No. 123-R using a modified prospective application. Under this application, companies are required to record compensation expense for all awards granted after the required effective date and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The provisions of SFAS 123-R are effective for us on January 1, 2006.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We had $315.6 million of total fixed rate debt and $456.0 million of variable rate debt outstanding at June 30, 2005. Borrowings under the new credit facility bear interest that varies with the federal funds rate. Interest rate changes generally do not affect the market value of such debt, but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. Assuming other variables remain constant, including levels of indebtedness, a 10% increase in interest rates on our variable debt would have an estimated impact on pre-tax earnings and cash flows for the next twelve months of approximately $2.0 million.

As a requirement of our new credit facility, we have entered into the following interest rate hedges:

- a 3 month LIBOR interest rate cap at 4.5% from December 2004 to December 2005 on $240 million of our term loans;

- a 3 month LIBOR interest rate cap at 6% from December 2005 to December 2007 for an increasing notional amount starting at $144.6 million, increasing to $161.2 million;

- a swap arrangement for a portion of our term loans from a variable 3 month LIBOR interest rate to a fixed rate of 4.0375%, beginning January 24, 2006. The notional amount of the swaps is initially $95.4 million and declines to $78.8 million on January 24, 2008 at the termination of the swap agreement; and

- a swap arrangement for a portion of our term loans from a variable 3 month LIBOR interest rate to a fixed rate of 4.506%, beginning January 24, 2006. The notional amount of the swaps is initially $47.7 million and declines to $39.4 million on January 24, 2008 at the termination of the swap agreement.

We have no other derivative financial instruments.

ITEM 4. CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2005. Based upon that evaluation and subject to the foregoing, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures provided reasonable assurance that the disclosure controls and procedures are effective to accomplish their objectives.

In addition, there was no change to our internal control over financial reporting that occurred during the quarter ended June 30, 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

                           PART II. OTHER INFORMATION

Item 6.  Exhibits

(a)   Exhibits

      31.1 - Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a)of the Securities Exchange Act, as amended.

      31.2 - Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a)of the Securities Exchange Act, as amended.

      32.1 -      Certification of Chief Executive Office pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      32.2 -      Certification of Chief Financial Officer pursuant to 18 U.S.C.
                  Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Items 1, 2, 3, 4 and 5 are not applicable and have been omitted.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            K&F INDUSTRIES, INC.
                                                 Registrant

                                         /s/ DIRKSON R. CHARLES
                                             ------------------
                                             Dirkson R. Charles
                                          Executive Vice President and
                                          Chief Financial Officer and
                                          Registrant's Authorized Officer

Dated: November 11, 2005